EXHIBIT 99.2

UNDERWRITING AGREEMENT

October 3, 2025

Collective Mining Ltd.
82 Richmond St. E
Toronto, Ontario M5C 1P1

Attention:	Paul Begin, Chief Financial Officer

Dear Sir:

BMO Nesbitt Burns Inc. (“BMO”) and Scotia Capital Inc. (together with BMO the “Lead Underwriters”) as lead managers and joint bookrunners, along with Clarus Securities Inc., Canaccord Genuity Corp., Roth Canada, Inc., and Ventum Financial Corp (together with the “Lead Underwriters”, the “Canadian Underwriters”) and Jett Capital Advisors, LLC (the “Non-Canadian Underwriter” and together with the Canadian Underwriters, the “Underwriters” and each individually, an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Article 18 below, offer to purchase from Collective Mining Ltd. (the “Corporation”) and the Corporation hereby agrees to issue and sell to the Underwriters, 6,600,000 common shares in the capital of the Corporation (the “Initial Shares”) at a price of $19.00 per Initial Share (the “Offering Price”) for aggregate gross proceeds of $125,400,000.

The Corporation grants to the Underwriters an option (the “Over-Allotment Option”) exercisable in whole or in part at any time, and from time to time, until that date which is 30 days from and including the Closing Date (as defined below), to offer for sale an additional 990,000 common shares (the “Over-Allotment Shares”), at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The Underwriters shall be under no obligation to exercise the Over-Allotment Option in whole or in part.

The Initial Shares and Over-Allotment Shares are together referred to in this Agreement (as defined below) as the “Offered Securities” and the offering of the Offered Securities by the Corporation is referred to in this Agreement as the “Offering”. The Offered Securities shall have the attributes described in and contemplated by the Prospectus (as defined below).

The Corporation has advised that: (i) it is current in the filing of all materials required to be filed under Canadian Securities Laws (as defined below) of each of the Qualifying Jurisdictions (as defined below); (ii) it has filed the Base Shelf Prospectus (as defined below) in each of the Qualifying Jurisdictions and the Ontario Securities Commission (the “OSC”), as principal regulator, has issued a decision document in respect thereof under NP 11-202 (as defined below) on behalf of itself and the other Securities Commissions (as defined below); and (iii) it is qualified to and shall file, as soon as possible after execution of this Agreement, the Prospectus Supplement (as defined below) as a supplement to the Base Shelf Prospectus in accordance with the requirements of NI 44-101 and NI 44-102 (as such terms are defined below).

The Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Securities, where such Substituted Purchasers are resident in the Selling Jurisdictions (as defined below). Each Substituted Purchaser shall purchase the Offered Securities at the Offering Price, and to the extent that Substituted Purchasers purchase Offered Securities, the obligations of the Underwriters to do so will be reduced by the number of Offered Securities purchased by the Substituted Purchasers from the Corporation.

The Underwriters shall be entitled to appoint a selling group consisting of other registered dealers (each a “Selling Firm” and together, the “Selling Group”) in accordance with Canadian Securities Laws for the purposes of arranging for Substituted Purchasers of the Offered Securities. Any investment dealer who is a member of any selling group formed by the Underwriters pursuant to the provisions of this Agreement or with whom the Underwriters have a contractual relationship with respect to the Offering, if any, shall agree with the Underwriters to comply with the covenants and obligations given by the Underwriters herein. The fee payable to any such investment dealer who is a member of any selling group shall be for the account of the Underwriters.

The Underwriters propose to distribute the Offered Securities in the Qualifying Jurisdictions, pursuant to the Prospectus and may also offer and sell the Offered Securities in the United States (as defined below) in transactions that are exempt from the registration requirements of the U.S. Securities Act (as defined below) and applicable U.S. state securities laws pursuant to the U.S. Private Placement Memorandum (as defined below), all in the manner contemplated by this Agreement, including in accordance with Schedule A hereto, which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement. In particular, all sales of the Offered Securities in the United States shall be made pursuant to Rule 506(b) of Regulation D (as defined below) and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States, and made directly by the Corporation to the Substituted Purchasers who are U.S. Accredited Investors (as defined below) and/or Qualified Institutional Buyers (as defined below).

Subject to Applicable Laws (as defined below), including applicable Securities Laws (as defined below) and the terms of this Agreement, the Offered Securities may also be distributed outside of Canada and the United States, in each jurisdiction as mutually agreed to by the Corporation and the Underwriters where they may be lawfully sold by the Underwriters without: (i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus or document having similar effect; or (ii) creating any ongoing compliance or continuous disclosure obligations for the Corporation pursuant to the laws of such jurisdiction.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation agrees to pay to the Underwriters the Commission (as defined below) at the Closing Time (as defined below).

Subject to compliance with Canadian Securities Laws and the disclosure concerning the same contained in the Prospectus, without affecting the firm obligation of the Underwriters to purchase from the Corporation 6,600,000 Initial Shares at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Securities at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriters’ Commission ($0.855 per Initial Share, other than in respect of sales to President’s List Purchasers (as defined below)) to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation ($18.145 per Initial Share, other than in respect of sales to President’s List Purchasers), before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Article 1

Definitions and Interpretation

1.1	Where used in this Agreement or in any amendment hereto, the following terms have the following meanings, respectively:

“affiliate”, “associate”, “insider” and “person” have the respective meanings given to them in the Securities Act;

“Agreement” means this underwriting agreement, as it may be amended from time to time;

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any permits, including any judicial or administrative interpretation thereof, of any Governmental Authority;

“Base Shelf Prospectus” means the final short form base shelf prospectus of the Corporation dated December 4, 2023, including all of the Documents Incorporated by Reference therein;

“BMO” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“Business” means the mineral exploration, development and exploitation business of the Corporation, including as conducted in connection with the Guayabales Project and the San Antonio Project;

“Business Assets” means all material tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Corporation and the Subsidiaries in connection with the Business;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the City of Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable Securities Laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the TSX;

“Canadian Underwriters” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“Claims” has the meaning ascribed thereto Article 14 of this Agreement;

“Closing” means the completion of the sale of the Offered Securities and the purchase by the Underwriters of the Offered Securities pursuant to this Agreement;

“Closing Date” means October 8, 2025 or such earlier or later date as may be agreed to in writing by the Corporation and the Lead Underwriters, each acting reasonably;

“Closing Time” means 7:45 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Lead Underwriters;

“Commission” has the meaning ascribed thereto Article 15 of this Agreement;

“Common Shares” means common shares in the capital of the Corporation;

“Corporation” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“Corporation’s Auditor” means BDO Canada LLP;

“Corporation’s Prior Auditor” means PricewaterhouseCoopers LLP;

“Debt Instrument” means any and all loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or a Subsidiary are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Documents Incorporated by Reference” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required by applicable Canadian Securities Laws to be incorporated by reference into the Prospectus;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system;

“Employee Plans” has the meaning ascribed thereto in Section 8.1(pp) of this Agreement;

“Environmental Laws” means all Applicable Laws relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including without limitation relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Financial Statements” means (i) the audited consolidated financial statements of the Corporation for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon and (ii) the unaudited interim condensed consolidated financial statements of the Corporation for the three and six months ended June 30, 2025;

“FSE” means the Frankfurt Stock Exchange.

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Guayabales Project” means the mineral exploration project held by the Corporation located in the Caldas department of Colombia, as further described in the Guayabales Technical Report and Public Disclosure Record;

“Guayabales Technical Report” means the report titled “NI 43-101 Technical Report for the Guayabales Gold-Silver-Copper Project, Department of Caldas, Colombia” with an effective date of December 31, 2022 prepared by Stewart D. Redwood pursuant to NI 43-101;

“Hazardous Materials” means chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means IFRS Accounting Standards as issued by the International Accounting Standards Board;

“Indemnified Expenses” has the meaning ascribed thereto in Section 14.8 of this Agreement;

“Indemnified Party” or “Indemnified Parties” have the meanings ascribed thereto Article 14 of this Agreement;

“Initial Shares” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“Investor Rights Agreement” means the amended and restated investor rights agreement dated March 20, 2025 between the Corporation and Agnico Eagle Mines Ltd.;

“Lead Underwriters” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“Liability Amount” has the meaning ascribed thereto in Section 14.8 of this Agreement;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Losses” has the meaning ascribed thereto Article 14 of this Agreement;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Marketing Materials” means the term sheets for the Offering agreed to between the Corporation and BMO dated October 1, 2025 and October 2, 2025;

“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Corporation and its Subsidiaries considered on a consolidated basis;

“Material Agreement” means each of (i) an option agreement dated July 9, 2020 between the Corporation, Minerales Provenza SAS and certain option holders to acquire the 4,729-hectare San Antonio Project located in the gold district of the Caldas region of Colombia; (ii) a purchase and sale agreement dated June 24, 2020, as amended by an addendum dated June 23, 2025, between Minerales Provenza SAS and the Guayabales Mining Association to acquire certain exploration mining titles partially comprising the Guayabales Project located in the Caldas region of Colombia; and (iii) a purchase and sale agreement dated December 23, 2020 between Minerales Provenza SAS and the Guayabales Mining Association to acquire certain exploration mining titles partially comprising Guayabales Project located in the Caldas region of Colombia;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act;

“Material Mining Agreements” has the meaning ascribed to such term in Section 8.1(cc)(iii) of this Agreement;

“Mineral Title” has the meaning ascribed to such term in Section 8.1(cc)(i) of this Agreement;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Non-Canadian Underwriter” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“NYSE” means the NYSE American LLC;

“OBCA” means the Business Corporations Act (Ontario);

“Offered Securities” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering Documents” means the Prospectus and the U.S. Private Placement Memorandum;

“Offering Price” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“OSC” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Pre-Emptive Rights” means the right of Agnico Eagle Mines Ltd., granted pursuant to the terms of the Investor Rights Agreement, to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest at the time of such financing or issuance to acquire up to a 14.99% ownership interest in the Corporation on a partially-diluted basis;

“President’s List Purchasers” has the meaning ascribed to such term Article 15 of this Agreement;

“Prospectus” means, collectively, the Base Shelf Prospectus, the Prospectus Supplement and any Prospectus Amendment;

“Prospectus Amendment” means, collectively, any amendment to the Prospectus Supplement, and any ancillary materials that may be filed by or on behalf of the Corporation under any of the Canadian Securities Laws relating to the distribution of the Offered Securities under applicable Canadian Securities Laws;

“Prospectus Supplement” means the prospectus supplement to the Base Shelf Prospectus, to be dated on or about October 3, 2025 and including the Documents Incorporated by Reference therein;

“Public Disclosure Record” means collectively, all of the documents which have been filed on www.sedarplus.ca since January 1, 2023 by or on behalf of the Corporation with the Securities Commissions pursuant to the requirements of Canadian Securities Laws, and all documents which have been filed on EDGAR at www.sec.gov since July 19, 2024 by or on behalf of the Corporation with the SEC pursuant to the requirements of U.S. Securities Laws;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act, that is also a U.S. Accredited Investor;

“Qualifying Jurisdictions” means all the provinces and territories of Canada other than Québec and Nunavut;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Repayment Event” means any event or condition which gives the holder of any Debt Instrument (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or the Subsidiaries;

“Required Permits” means all licences, permits, approvals, consents, certificates, registrations and other authorizations under Applicable Laws required for the operation of the Corporation’s or any of the Subsidiaries’ Business;

“San Antonio Project” means the mineral exploration project held by the Corporation located in a historical gold district in the Caldas department of Colombia, as further described in the San Antonio Technical Report and Public Disclosure Record;

“San Antonio Technical Report” means the technical report titled “NI 43-101 Technical Report for the San Antonio Gold Project, Department of Caldas, Colombia” an effective date of December 31, 2020 prepared by Stewart D. Redwood pursuant to NI 43-101;

“Sanctioned Country” has the meaning ascribed to such term in Section 8.1(ddd) of this Agreement;

“Sanctions” has the meaning ascribed to such term in Section 8.1(ddd) of this Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario);

“Securities Commissions” means the securities regulatory authority in each of the Qualifying Jurisdictions;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators;

“Selling Firm” and “Selling Group” have the meanings ascribed thereto in the sixth paragraph of this Agreement;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and may also include the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Corporation and the Underwriters;

“Subsidiaries” means each of the subsidiaries of the Corporation including (i) Collective Mining Limited (Bermuda); (ii) Minerales Provenza S.A.S. (Colombia); (iii) Minerales Campana S.A.S. (Colombia); and (iv) Collective Mining (USA), Inc.;

“subsidiary” or “subsidiaries” has the meaning ascribed thereto in the Securities Act;

“Substituted Purchasers” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Technical Reports” means, together, the San Antonio Technical Report and the Guayabales Technical Report;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Transfer Agent” means TSX Trust Company;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

“U.S. Affiliate” means the United States registered broker dealer affiliate of an Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder;

“U.S. Private Placement Memorandum” means the private placement offering memorandum in the event of an offering of the Offered Securities in the United States, which will include and supplement the Prospectus;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Exchange Act and U.S. Securities Act, and all applicable U.S. state securities laws.

1.2	Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

1.3	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

1.4	Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

1.5	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

SCHEDULE A, COMPLIANCE WITH UNITED STATES SECURITIES LAWS

Article 2
Attributes of the Offered Securities

2.1	The Offered Securities to be sold by the Corporation hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

2.2	The Underwriters severally agree not to offer or sell the Offered Securities in such a manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute or offer the Offered Securities only in accordance with all Applicable Laws. However, the Corporation and each Underwriter acknowledge that, in the event of any offer or sale of the Offered Securities in the United States, the Underwriters acting directly or through one or more of their U.S. Affiliates will offer the Offered Securities to U.S. Accredited Investors and/or Qualified Institutional Buyers as Substituted Purchasers for sale directly by the Corporation, each in transactions in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions from applicable securities laws of any state of the United States, all in accordance with Schedule A which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement; provided that no such action on the part of the Underwriters or their U.S. Affiliates shall in any way oblige the Corporation to register any Offered Securities under the U.S. Securities Laws or the securities laws of any state of the United States.

2.3	Notwithstanding the foregoing, an Underwriter will not be liable to the Corporation under this section or Schedule A with respect to a violation by another Underwriter or its U.S. Affiliate(s) of the provisions of this section or Schedule A if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.

Article 3
Certain Obligations of the Corporation

3.1	As soon as practicable after the execution of this Agreement, the Corporation will prepare and file the Prospectus Supplement, including copies of any documents or information incorporated by reference therein, with the Securities Commissions, and in any event no later than 11:00 p.m. (Toronto time) on October 3, 2025 and will have taken all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Securities under Canadian Securities Laws and who comply with Canadian Securities Laws.

3.2	Until the distribution of the Offered Securities has been completed, the Corporation will permit the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, the Prospectus Supplement, review any Documents Incorporated by Reference therein and to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under Canadian Securities Laws and in the case of the Prospectus Supplement, to enable the Underwriters to responsibly execute any certificate required to be executed by them.

3.3	Until the distribution of the Offered Securities has been completed, the Corporation will promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under Canadian Securities Laws to continue to qualify the Offered Securities for distribution in the Qualifying Jurisdictions or in the event that the Offered Securities have, for any reason, ceased to so qualify, to again so qualify the Offered Securities and to ensure that the Offered Securities are freely tradable in the Qualifying Jurisdictions, except for a trade that is a control distribution (within the meaning of Canadian Securities Laws).

3.4	Until the distribution of the Offered Securities has been completed, the Corporation will provide to the Underwriters and their counsel reasonable access to the officers, employees, facilities, books and records of the Corporation and its Subsidiaries during normal business hours in order to conduct all due diligence which the Underwriters may reasonably require to conduct in order to fulfill their obligations as Underwriters and in order to enable the Underwriters to execute any certificate in the Prospectus Supplement required to be executed by them. During such period, the Corporation will make available its directors, officers, the author of the Guayabales Technical Report and the Corporation’s Auditor to answer any questions which any of the Underwriters may have, acting reasonably, and to participate in one or more due diligence sessions to be held prior to the Closing Time.

Article 4
Distribution of the Offered Securities, Marketing Materials and Certain Obligations of the Underwriters

4.1	During the course of the distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell the Offered Securities only in the Selling Jurisdictions where they may be lawfully offered for sale or sold and in compliance with Securities Laws. The Underwriters will not solicit offers to purchase or sell the Offered Securities so as to require registration thereof or filing of a prospectus, registration statement or similar document with respect thereto, or that will result in the Corporation being subject to continuous disclosure or similar obligations under the laws of any jurisdiction (other than the Qualifying Jurisdictions), including the United States.

4.2	The Underwriters will use their reasonable best efforts to complete, and to cause the Selling Firms to complete, the distribution of the Offered Securities as promptly as possible and the Underwriters will promptly notify the Corporation in writing of the completion of the distribution of the Offered Securities. Following the Closing Date, BMO will provide the Corporation with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the distribution of the Offered Securities for the purpose of payment of filing fees and as to distribution of the Offered Securities for the purposes of listing the Common Shares on the TSX and NYSE.

4.3	For the purposes of Article 4, the Underwriters and the Selling Firms will, subject to receipt of any notification by the Corporation to the contrary or notification under Section 6.1, be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Base Shelf Prospectus has been obtained from the applicable Securities Commissions and the Prospectus Supplement filed. The Underwriters agree, and will require each Selling Firm to agree, to cease the distribution of the Offered Securities upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated Article 6 and to not recommence the distribution of the Offered Securities until any required disclosure (if any) with respect to such change or fact is filed in the Qualifying Jurisdictions.

4.4	In connection with the distribution of the Offered Securities:

(a)	the Corporation may prepare, in consultation with BMO, and approve in writing, prior to the time the marketing materials are provided to potential investors, a template version of any of the marketing materials that the Corporation and BMO agree will be provided by the Underwriters to any potential investor; such marketing materials shall comply with Canadian Securities Laws and be acceptable in form and substance to BMO, acting reasonably, and such template version shall be approved in writing by BMO, prior to the time the marketing materials are provided to potential investors;

(b)	the Corporation shall file the template version of the marketing materials referred to in Section 4.4(a) above, with the Securities Commissions as soon as reasonably practicable after the template version of the marketing materials is so approved in writing by the Corporation and by BMO and in any event on or before the day the marketing materials are first provided to any potential investor; and

(c)	any comparables shall be redacted from the template version of the marketing materials in accordance with NI 41-101 prior to filing such template version with the Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Corporation as required by Canadian Securities Laws.

4.5	Following the approvals and filings set forth in the foregoing paragraphs, the Underwriters may provide a limited-use version of the marketing materials to potential investors to the extent permitted by Canadian Securities Laws.

4.6	The Corporation shall prepare and file a revised template version of any marketing materials provided to potential investors in connection with the Offering where required under Canadian Securities Laws, and the foregoing paragraphs above shall also apply to such revised template version.

4.7	During the period of distribution of the Offered Securities, the Corporation and the Underwriters covenant and agree:

(a)	not to provide any potential investor with any marketing materials unless a template version of such marketing materials has been or will be filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor; and

(b)	not to provide any potential investor with any materials or information in relation to the distribution of the Offered Securities other than: (i) such marketing materials for which the template versions thereof have been approved and filed in accordance with the foregoing paragraphs, (ii) the Prospectus in accordance with this Agreement, and (iii) any standard term sheet (as defined in NI 41-101) approved in writing by the Corporation and BMO.

4.8	No Underwriter will be liable under Article 4 with respect to a default by any of the other Underwriters or a Selling Firm appointed by any of the other Underwriters.

Article 5
Delivery of the Prospectus and Related Matters

5.1	Contemporaneously with or prior to the filing of the Prospectus Supplement or any Prospectus Amendment, as the case may be, the Corporation will deliver to the Underwriters (and in the case of Section 5.1(b) below the Corporation will use its commercially reasonable efforts to deliver), without charge:

(a)	if requested by the Underwriters, a copy of the Prospectus Supplement or any Prospectus Amendment, as the case may be, including all Documents Incorporated by Reference therein;

(b)	if requested by the Underwriters, a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws; and

(c)	a “long form” comfort letter from the Corporation’s Auditor dated the date of the Prospectus Supplement, in form and substance satisfactory to the Lead Underwriters, acting reasonably, addressed to the Underwriters and the board of directors of the Corporation relating to the verification of financial and accounting information and other numerical data of a financial nature contained in or incorporated or deemed to be incorporated by reference in the Prospectus and matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus Supplement, and containing statements and information of the type ordinarily included in “comfort letters” to Underwriters in connection with an offering of securities, to a date not more than two Business Days prior to the date of such letter, provided, that with respect to clauses (a) and (b) of this Section 5.1 if the documents are available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5.1.

5.2	In the event that the Corporation is required to prepare a Prospectus Amendment, the Corporation will also prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment along with all Documents Incorporated by Reference therein that have not been previously delivered to the Underwriters; provided that if such documents are available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5.2. Any Prospectus Amendment will be in form and substance satisfactory to the Lead Underwriters, acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation will deliver to each of the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in Section 5.1(a) and to the extent that such Prospectus Amendment contains financial, accounting or statistical data, documents similar to those referred to in Section 5.1(c).

5.3	Delivery of the Offering Documents will be satisfied in accordance with the “access equals delivery” provisions contained in Part 2A of NI 41-101 and the Underwriters and the Corporation shall satisfy any request for electronic or paper copies of the Offering Documents in accordance with the requirements of NI 41-101, without charge.

5.4	Each delivery of the Prospectus by the Corporation to the Underwriters will constitute the consent of the Corporation to the use of such document, as applicable, in connection with the Offering and will constitute the representation and warranty of the Corporation to the Underwriters that, at the respective times of such delivery:

(a)	all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters in writing expressly for inclusion therein) contained therein:

(i)	are true and correct in all material respects and contain no misrepresentation; and

(ii)	constitute full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation and its Subsidiaries considered as a whole;

(b)	such document does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made (except statements or facts relating solely to the Underwriters and provided by the Underwriters expressly for inclusion therein); and

(c)	such document complies with Canadian Securities Laws at the time filed and at the time when it is first sent or delivered to a purchaser or potential purchaser.

Article 6
Material Change

6.1	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:

(a)	any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation or the Subsidiaries considered on a consolidated basis;

(b)	any material fact in respect of the Corporation which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

6.2	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Lead Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws and U.S. Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Prospectus Amendment or other document without first providing the Lead Underwriters with a copy of such Prospectus Amendment or other document and consulting with the Lead Underwriters with respect to the form and content thereof. The Corporation shall in good faith discuss with the Lead Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under Article 6.

6.3	If during the period of distribution of the Offered Securities there shall be any change in Canadian Securities Laws or other laws which results in any requirement to file a Prospectus Amendment, the Corporation will promptly prepare and file such Prospectus Amendment with the appropriate Securities Commissions where such filing is required, provided that the Corporation shall have allowed the Lead Underwriters and its counsel to participate in the preparation and review of any Prospectus Amendment.

6.4	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation will notify the Lead Underwriters promptly:

(a)	when any Prospectus Amendment has been filed;

(b)	of any request by any Securities Commission for any Prospectus Amendment or for additional information;

(c)	of the suspension of the qualification of any of the Offered Securities for offering, sale, issuance, or grant, as applicable, in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Prospectus Amendment) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and

(d)	of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Common Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose. The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Common Shares or the trading in the shares of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Article 7
Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Offered Securities for offer and sale and the grant of the Over-Allotment Option, under Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Securities.

Article 8

Representations and Warranties of the Corporation

8.1	The Corporation represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Securities, that:

(a)	Good Standing of the Corporation

The Corporation (i) is a corporation existing under the laws of Ontario and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the OBCA, (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets and Required Permits, and to conduct its Business as now carried on by it or proposed to be carried on by it as described in the Offering Documents including with respect to activities conducted under the Required Permits, and (iii) has all requisite corporate power and authority to issue and sell the Offered Securities and to grant the Over-Allotment Option and to execute, deliver and perform its obligations under this Agreement.

(b)	Good Standing of Subsidiaries

Each Subsidiary is formed, organized and existing under the laws of its local jurisdiction, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as is now carried on by it or proposed to be carried on by it as described in the Offering Documents, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly owned by the Corporation, free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(c)	No Proceedings for Dissolution

No act or proceeding has been taken by or against the Corporation or the Subsidiaries in connection with their liquidation, winding-up or bankruptcy, or to their knowledge are pending.

(d)	Share Capital of the Corporation

The authorized share capital of the Corporations consists of an unlimited number of Common Shares, of which 84,857,276 Common Shares were issued and outstanding as of the close of business on October 3, 2025. The description of the attributes of the authorized and issued share capital of the Corporation as set out under the heading “Description of Securities Being Distributed” in the Prospectus is true and correct. Neither the Corporation nor the Subsidiaries are party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any securities of the Corporation or its Subsidiaries.

(e)	Share Capital of Subsidiaries

The issued share capital of: (i) Collective Mining Limited (Bermuda) is 1,000 common shares and such securities are all held by the Corporation; (ii) Minerales Provenza S.A.S. (Colombia) is 10,611,282 common shares and such securities are all held by Collective Mining Limited (Bermuda); (iii) Minerales Campana S.A.S. (Colombia) is 1,500 common shares and such securities are all held by Minerales Provenza S.A.S. (Colombia); and (iv) Collective Mining (USA), Inc. is 1,000 common shares and such securities are all held by the Corporation.

(f)	Form of Share Certificates

The forms of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and do not conflict with any Applicable Laws and comply with the rules and regulations of the TSX and NYSE.

(g)	Common Shares are Listed

The Common Shares are listed and posted for trading on the TSX, NYSE and FSE, and neither the Corporation nor any of the Subsidiaries have taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX, NYSE or FSE.

(h)	Stock Exchange Compliance

The Corporation is, and will at the Closing Time be, in compliance in all material respects with the policies, rules and regulations of the TSX, NYSE and FSE existing on the date hereof.

(i)	No Cease Trade Orders

No order ceasing or suspending trading in the securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have, to the Corporation’s knowledge, been instituted, or are, to the Corporation’s knowledge, pending, contemplated or threatened.

(j)	Reporting Issuer Status

The Corporation is a “reporting issuer” in each of the provinces and territories of Canada other than Québec and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act, and the Corporation has timely filed or furnished all reports required to be filed or furnished under the U.S. Exchange Act.

(k)	Common Shares Validly Issued

The Initial Shares, at or prior to the Closing Time, and the Over-Allotment Shares, upon closing of the Over-Allotment Option, if applicable, shall be duly and validly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, against full payment of the consideration therefor, will be validly issued as fully paid and non-assessable Common Shares, and such Common Shares will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(l)	Qualified Investments

Subject to the qualifications and limitations described under “Eligibility for Investment” in the Prospectus, the Initial Shares and Over-Allotment Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts.

(m)	Registrar; Transfer Agent

TSX Trust Company at its principal offices in Toronto, Ontario has been duly appointed as transfer agent and registrar for the Common Shares.

(n)	Absence of Rights

As of the date hereof, other than the Pre-Emptive Rights, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation. The Offered Securities, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(o)	Corporate Actions

The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery and performance of this Agreement, (ii) to authorize the execution and filing, as applicable, of the Offering Documents, and (iii) to validly issue and sell the Offered Securities.

(p)	Valid and Binding Documents

This Agreement has been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (Ontario).

(q)	No Consents, Approvals etc.

The execution and delivery of this Agreement and the fulfilment of the terms of this Agreement by the Corporation and the issuance, sale and delivery of the Offered Securities do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party (including under the terms of any Material Agreement or Debt Instrument, or the Investor Rights Agreement), except those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under the Securities Laws or the rules of the TSX and NYSE, including in compliance with the Securities Laws regarding the offer and sale of the Offered Securities in the Selling Jurisdictions, and such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws, as may be required in connection with the Offering.

(r)	Continuous Disclosure

The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Corporation which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+ and EDGAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof.

(s)	Forward-Looking Information

No forward looking information within the meaning of Section 1(1) of the Securities Act contained or incorporated by reference in the Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(t)	Financial Statements

The Financial Statements:

(i)	present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

(ii)	have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)	do not contain any misrepresentations, with respect to the period covered by the Financial Statements.

(u)	Off-Balance Sheet Transactions

There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.

(v)	Liabilities

Neither the Corporation nor the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect.

(w)	Independent Auditor

The Corporation’s Auditor is independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of NI 51-102) with the Corporation’s Auditor or the Corporation’s Prior Auditor during the last three years.

(x)	Internal Control Over Financial Reporting and Internal Accounting Controls

The Corporation has established and maintains a system of internal control over financial reporting that complies with the requirements of NI 52-109 and the requirements of applicable U.S. Securities Laws that has been designed and effected by the Corporation’s Chief Executive Officer and Chief Financial Officer, or under their supervision, and effected by the Corporation’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and the Corporation is not aware of any material weaknesses in its internal control over financial reporting. The Corporation maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information required to be disclosed by the Corporation under Securities Laws is recorded, processed, summarized and reported within the time periods specified under Securities Laws.

(y)	No Change in the Corporation’s Internal Control Over Financial Reporting

Since the date of the latest audited consolidated financial statements of the Corporation included or incorporated by reference in the Prospectus, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting (except as otherwise set forth in the Prospectus).

(z)	Audit Committee

The audit committee’s responsibilities and composition comply with National Instrument 52-110 – Audit Committees and with the requirements of the NYSE and the SEC.

(aa)	Proposed Acquisition

There are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Corporation of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(bb)	Title to Business Assets

The Corporation and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens (except for Liens granted in the ordinary course to finance the purchase of personal property and Liens as described in the Offering Documents, or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such Business Assets by the Corporation and the Subsidiaries), and no other rights or Business Assets are necessary for the conduct of the Business as currently conducted or as proposed to be conducted. The Corporation knows of no claim or basis for any claim with respect to the use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets that could reasonably be expected to have a Material Adverse Effect on the rights of the Corporation or the Subsidiaries and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets.

(cc)	Mining

(i)	The Corporation or one of its Subsidiaries holds freehold title, mining leases, mining claims, mining licences, mining concessions or other conventional proprietary interests or rights (“Mineral Title”) recognized in the jurisdiction in which the Guayabales Project is located, in respect of the ore bodies and minerals in such mining property under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, licences, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Corporation or one of its Subsidiaries, as the case may be, to carry out its current operations, with only such exceptions as are described in the Prospectus. In addition, the Corporation or one of its Subsidiaries has all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Corporation or one of its Subsidiaries, as the case may be, the rights and ability to carry out its current operations described in the Prospectus, all as referred to in the Prospectus, with only such exceptions as are described in the Prospectus. Each of the aforementioned interests and rights is currently in good standing except as are described in the Prospectus or those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect.

(ii)	All assessments or other work required to be performed in relation to the Mineral Title of the Corporation and each of the Subsidiaries, in order to maintain their interest in the Guayabales Project, if any, have been performed to date and the Corporation and each of the Subsidiaries has complied in all material respects with all applicable Laws in connection with such work and assessments as well as with regard to legal, contractual obligations to third parties in connection with such work and assessments except in respect of Mineral Title that the Corporation or a Subsidiary intends to abandon or relinquish.

(iii)	Except and to the extent set forth in the Prospectus: (i) all of the agreements and other documents and instruments pursuant to which the Corporation or any Subsidiary holds the property and assets of the Guayabales Project (including any interest in, or right to earn an interest in, any Mineral Title or other property right related thereto) (collectively, the “Material Mining Agreements”) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof; (ii) none of the Corporation nor any Subsidiary has received written or oral notice of the termination, cancellation, or declaration of invalidity or unenforceability by any person of any Material Mining Agreement or Mineral Title, or has become aware of any intention on the part of, nor has there been any announcement by, any person to terminate, cancel, declare invalid or unenforceable or revoke any Material Mining Agreement or Mineral Title; (iii) none of the Corporation nor any Subsidiary is in default of any provision of any Material Mining Agreement nor has any such default been alleged, and the properties and assets of the Guayabales Project are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or any Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid; and (iv) none of the properties (or any interest in, or right to earn an interest in, any such property) or other assets of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectus.

(iv)	There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Corporation or any of the Subsidiaries has received notice or of which any of them has knowledge against the Mineral Title of the Corporation or any of the Subsidiaries or any part thereof.

(v)	To the best of the knowledge, information and belief, after due inquiry, of the Corporation, all mineral exploration on the Guayabales Project by the Corporation has been conducted in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace Applicable Laws have been complied with in all material respects.

(vi)	To the best of the knowledge, information and belief of the Corporation, after due inquiry, there are no claims with respect to native or indigenous rights currently or pending or threatened with respect to any of the properties of the Corporation or any of the Subsidiaries.

(vii)	With respect to information disclosed in the Prospectus: (i) other than the Guayabales Project, the Corporation does not, directly or indirectly, hold any interest in a mineral project or in a mineral property that is material to the Corporation for the purpose of NI 43-101; and (ii) the Corporation has duly filed with the applicable Securities Commissions in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 to be filed with the Securities Commissions and all such reports (as amended) comply in all material respects with the requirements thereof.

(viii)	The Corporation made available to the respective authors thereof prior to the issuance of the Technical Reports relating to the Guayabales Project and San Antonio Project, for the purpose of preparing the Technical Reports, as applicable, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available. The Technical Reports comply in all material respects with the requirements of NI 43-101 as at the date of each such Technical Report.

(dd)	Compliance with Laws, Regulatory Approvals and Required Permits

The Corporation is engaged in the exploration and development of the Guayabales Project and the San Antonio Project. All operations of the Corporation in respect of or in connection with the Business Assets have in all material respects been and continue to be conducted in accordance with industry standard practices and, to the knowledge of the Corporation, in material compliance with all Applicable Laws. The Corporation and the Subsidiaries have obtained and are in compliance in all material respects with all Required Permits to permit them to conduct their Business as currently conducted or proposed to be conducted. All of the Required Permits issued to date are valid and in full force and effect and neither the Corporation nor any Subsidiary has received any correspondence or notice from any Governmental Authority alleging or asserting material non-compliance with any Applicable Laws or Required Permits. Neither the Corporation nor any Subsidiary has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Required Permits or any notice advising of the refusal to grant any Required Permit that has been applied for or is in process of being granted and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action.

(ee)	Business Relationships

The Investor Rights Agreement and all Material Agreements with third parties in connection with the Business that have been entered into are being performed, in all material respects, by the Corporation and the Subsidiaries and, to the knowledge of the Corporation, by all other third parties thereto, in all material respects, in compliance with their terms. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Corporation or the Subsidiaries, with any supplier or customer, or any group of suppliers or customers whose business with or whose purchases or inventories/components provided to the business of the Corporation or the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Corporation or the Subsidiaries.

(ff)	Environmental and Workplace Laws

Each of the Corporation and the Subsidiaries is currently in compliance, in all material respects, with all Environmental Laws, including all reporting and monitoring requirements thereunder, and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Corporation nor the Subsidiaries have ever received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials and all permits required under Environmental Laws have been obtained for the conduct of the Business. The facilities and operations of the Corporation and the Subsidiaries are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(gg)	Insurance

The Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the Business Assets, are in good standing and in full force and effect in all material respects, and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(hh)	Material Agreements

The Investor Rights Agreement and all Material Agreements have been described or disclosed in the Offering Documents and the Investor Rights Agreement and each Material Agreement is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Corporation and the Subsidiaries have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in each Material Agreement and the Investor Rights Agreement, as applicable. Neither the Corporation nor the Subsidiaries are in material breach, violation or default nor has it received any notification from any party claiming that the Corporation or such Subsidiary is in material breach, violation or default under any Material Agreement or the Investor Rights Agreement and no other party, to the knowledge of the Corporation, is in material breach, violation or default of any term under any Material Agreement or the Investor Rights Agreement.

(ii)	Debt Instruments

Neither the Corporation nor any Subsidiary is a party to a Debt Instrument or any agreement, contract or commitment to create, issue or assume any Debt Instrument.

(jj)	No Material Changes

Since December 31, 2024, other than as disclosed in the Prospectus there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise, and there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise.

(kk)	Absence of Proceedings

There is no action, suit, proceeding, inquiry or investigation before or brought by any person or Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any subsidiary or the Business Assets which is required to be disclosed in the Offering Documents and if not so disclosed or if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or the Subsidiaries is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents would not reasonably be expected to result in a Material Adverse Effect.

(ll)	Absence of Defaults and Conflicts

Neither the Corporation nor any of the Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder and thereunder and the sale of the Offered Securities do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, including the Business Assets, or the Subsidiaries under the terms or provisions of (i) any Material Agreements, (ii) the Investor Rights Agreement, (iii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries, (iv) any existing Applicable Laws, including Securities Laws, or (v) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, or the Subsidiaries or any of their assets, properties or operations.

(mm)	Labour Matters

No material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent or pending and the Corporation and the Subsidiaries are in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(nn)	Employment Standards

There are no material complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(oo)	Collective Bargaining Agreements

Neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or any Subsidiary that would have a Material Adverse Effect.

(pp)	Employee Plans

The Corporation has complied in all material respects with the requirements under Canadian Securities Laws to include in the Offering Documents disclosure with respect to each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(qq)	Taxes

All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by Applicable Law have been filed or made (as the case may be) in any applicable jurisdiction and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect, and all taxes of the Corporation and of the Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). There are no examinations of any tax return of the Corporation or the Subsidiaries currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries.

(rr)	Anti-Bribery Laws

Neither the Corporation nor any Subsidiary nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Corporation and the Subsidiaries, including the Corruption of Foreign Public Officials Act (Canada), and any other applicable anti-corruption laws or conventions and the Corporation has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws and conventions, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(ss)	No Significant Acquisitions

The Corporation has not completed any “significant acquisition” (within the meaning of such term under NI 51-102) nor is it proposing any “probable acquisitions” (within the meaning of such term under NI 44-101F1) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a Business Acquisition Report pursuant to Canadian Securities Laws.

(tt)	Corporation Short Form Eligible

The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and upon filing of the Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Securities that will not have been filed as required.

(uu)	Compliance with Laws

The Corporation has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. Neither the Corporation nor any Subsidiary is aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect.

(vv)	No Loans

Except as disclosed in the Financial Statements, neither the Corporation nor any Subsidiary has made any material loans to or guaranteed the material obligations of any person.

(ww)	Minute Books and Records

The minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the periods requested to the date hereof are all of the minute books of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Subsidiaries.

(xx)	No Dividends

During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There are no restrictions upon or impediments to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments or the Investor Rights Agreement.

(yy)	Fees and Commissions

Other than the Underwriters (or any members of its Selling Group) pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(zz)	Entitlement to Proceeds

Other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(aaa)	Related Parties

Except as described or disclosed in the Offering Documents, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and any Subsidiary, on a consolidated basis. Neither the Corporation nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (within the meaning of the Income Tax Act (Canada)) with them.

(bbb)	Sales by Insiders

To the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it other than as has been disclosed to the Lead Underwriters.

(ccc)	Anti-Money Laundering

The operations of the Corporation and the Subsidiaries (or any related party thereof) are and have been conducted at all times in compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, the Foreign Corrupt Practices Act of 1977, all applicable financial recordkeeping and reporting requirements, the applicable anti-money laundering statutes of jurisdictions where the Corporation and the Subsidiaries (or any related party thereof) conduct business, the rules and regulations thereunder and any related or similar rules or regulations, issued, administered or enforced by any governmental agency applicable to the Corporation and the Subsidiaries (or any related party thereof) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation and the Subsidiaries (or any related party thereof) with respect to the Anti-Money Laundering Laws is, to the knowledge of the Corporation, pending or threatened.

(ddd)	No Conflicts with Sanctions Laws

Neither the Corporation nor any of its Subsidiaries, nor any director or officer of the Corporation or its Subsidiaries, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or its Subsidiaries, affiliate or other person associated with or acting on behalf of the Corporation or its Subsidiaries is currently the subject or target of any sanctions administered or enforced by the United States government (including, without limitation, the Office of Foreign Assets Control of the United States Treasury Department or the United States Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Russia, Cuba, Iran, North Korea, the Crimean region, and Syria (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the offering of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country; or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. The Corporation and its Subsidiaries have not, for the past five years, knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(eee)	Exchange Compliance

The Corporation is, and will at the Closing Time be, in compliance in all material respects with the policies, rules and regulations of the TSX and NYSE existing on the date hereof. The outstanding Common Shares are listed and posted for trading on the TSX and NYSE and neither the Corporation nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or NYSE.

(fff)	Prospectus

The information and statements contained in the Prospectus (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use therein) will, at the time of delivery of the Prospectus: (i) be true and correct in all material respects; (ii) contain no misrepresentation relating to the Corporation and its Subsidiaries or the Offering and will be in compliance with applicable Canadian Securities Laws in all material respects; and (iii) not omit any material fact or information which is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made.

(ggg)	U.S. Private Placement Memorandum

The U.S. Private Placement Memorandum has been prepared in a form customary for a private placement offering of equity securities of a Canadian foreign private issuer in the United States pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act for Substituted Purchasers who are U.S. Accredited Investors and/or Qualified Institutional Buyers, and similar exemptions under applicable securities laws of any state of the United States, concurrent with a public offering in Canada, and does not and will not contain any material disclosures regarding the Corporation or its Subsidiaries other than as set forth in the Prospectus or in any Prospectus Amendment, if any, in each case, that is included therein.

(hhh)	Pre-Emptive Rights

The Corporation has complied with its obligations under the Pre-Emptive Rights in connection with the Offering.

Article 9
Covenants of the Corporation

The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Securities, as follows:

9.1	Notification of Filings

The Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and will provide evidence reasonably satisfactory to the Underwriters of such filing.

9.2	Standstill

The Corporation will not, directly or indirectly, for a period commencing on the date of this Agreement and ending 90 days after the Closing Date, without the prior written consent of BMO, on behalf of the Underwriters, not to be unreasonably withheld or delayed, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Corporation (including those that are convertible or exchangeable into securities of the Corporation) other than: (i) pursuant to the Offering (including the issuance of securities on exercise of the Pre-Emptive Rights); (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Corporation outstanding as of the date hereof; (iv) pursuant to the Corporation’s stock option plan or any other share compensation arrangement of the Corporation; (v) pursuant to any acquisition of shares or assets of arm’s length persons; or (vi) in connection with any strategic transactions, investments or supply agreements between the Corporation and a third party, including any stock options or other convertible securities that may be issued to any arm’s length persons in connection with such strategic transactions, investments or supply agreements.

9.3	Consents and Approvals

The Corporation will have made or obtained, as applicable, using commercially reasonable best efforts at or prior to the Closing Time, all consents, approvals, permits, authorizations or filings as may be required by the Corporation under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules of the TSX and NYSE.

Article 10
Representations and Warranties of the Underwriters

10.1	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, the following:

(a)	Registration

The Underwriters (or their U.S. Affiliates, as applicable) are, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws or U.S. Securities Laws, as applicable, so as to permit it to lawfully fulfill its obligations hereunder;

(b)	Authority

The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(c)	Marketing Materials

Other than the Marketing Materials, the Underwriters have not provided any marketing materials to any potential investors in connection with the Offering;

10.2	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, as follows:

(a)	Jurisdictions

During the period of distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell the Offered Securities to the public only in the Qualifying Jurisdictions where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectus and this Agreement, either directly or through its Selling Group. The Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where the Prospectus Supplement has been filed.

(b)	Compliance with Securities Laws

The Underwriters will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Securities. The Underwriters will offer the Offered Securities for sale by the Corporation in the United States directly or through one or more of their U.S. Affiliates pursuant to applicable exemptions from the registration requirements of U.S. Securities Act and applicable U.S. state securities laws, and in such other international Selling Jurisdictions on a private placement basis, in accordance with applicable Securities Laws in such other international Selling Jurisdictions. Any offer of the Offered Securities for sale by the Corporation in the United States will be made solely pursuant to the U.S. Private Placement Memorandum and in accordance with Schedule A to this Agreement.

(c)	Sales

The Underwriters will not, directly or indirectly, solicit offers to sell or sell the Offered Securities or deliver any Offering Document to purchasers so as to require registration of the Offered Securities or the filing of a prospectus or registration statement with respect to the Offered Securities under the Applicable Laws of any jurisdiction other than the Qualifying Jurisdictions.

(d)	Completion of Distribution

The Underwriters will use its commercially reasonable best efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time. The Underwriters will notify the Corporation when the Underwriters have ceased the distribution of the Offered Securities and, within 30 days after the Closing Date, will provide the Corporation, in writing, with a breakdown of the number of Offered Securities distributed (i) in each of the Qualifying Jurisdictions, and (ii) in any other Selling Jurisdictions.

Article 11
Conditions of Closing

The Underwriters’ obligation to purchase the Offered Securities pursuant to this Agreement (including the obligation to complete the purchase of the Initial Shares and the Over-Allotment Shares, as the case may be) shall be subject to the following conditions having been met at the Closing Time:

11.1	the Underwriters receiving favourable legal opinions from Cassels Brock & Blackwell LLP, counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Underwriters as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or Transfer Agent of the Corporation), substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(a)	the Corporation is a corporation validly continued and existing under the OBCA and has all requisite corporate power and capacity to carry on business, to own and lease properties and assets;

(b)	the authorized and issued Common Shares of the Corporation;

(c)	the Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations set out herein, and the Agreement has been duly executed and delivered by the Corporation and constitute a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with their terms;

(d)	the execution and delivery of this Agreement and the fulfilment of the terms of this Agreement by the Corporation and the issuance, sale and delivery of the Offered Securities, the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the notice of articles and articles of the Corporation, or any applicable Canadian Securities Laws;

(e)	all necessary corporate action has been taken by the Corporation to authorize the execution of each of the Offering Documents (and any Prospectus Amendment) and the filing thereof with the Securities Commissions in the Qualifying Jurisdictions;

(f)	the Initial Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(g)	the Over-Allotment Option has been duly and validly authorized and granted by the Corporation, and the Over-Allotment Shares been duly and validly, allotted and reserved for issuance by the Corporation and, upon the due exercise of the Over-Allotment Option, including receipt by the Corporation of payment in full therefor, the Over-Allotment Shares will be issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

(h)	all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the distribution to the public of the Offered Securities in the Qualifying Jurisdictions by or through persons who are duly registered under the applicable Canadian Securities Laws and who have complied with the relevant provisions of such applicable Canadian Securities Laws and to qualify the grant of the Over-Allotment Option;

(i)	subject to the qualifications, limitations and assumptions set out therein, the statements set forth in the Prospectus under the captions “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein;

(j)	subject only to the standard listing conditions, the Initial Shares and the Over-Allotment Shares have been conditionally listed or approved for listing on the TSX and NYSE;

(k)	TSX Trust Company has been duly appointed as registrar and transfer agent of the Common Shares; and

(l)	the attributes of the Initial Shares and the Over-Allotment Shares conform in all material respects with the description thereof contained in the Prospectus;

in form and substance acceptable to the Underwriters and their counsel, acting reasonably.

11.2	the Underwriters receiving a favourable legal opinion in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, to be delivered to the Underwriters with respect to:

(a)	such Subsidiaries (other than Collective Mining (USA), Inc.) having been incorporated and existing under the Applicable Law of their respective jurisdictions of incorporation;

(b)	such Subsidiaries (other than Collective Mining (USA), Inc.) having the corporate capacity and power to own and lease their properties and assets and to conduct their business as currently being conducted;

(c)	as to the authorized and issued share capital of such Subsidiaries (other than Collective Mining (USA), Inc.) and to the ownership thereof; and

(d)	such Subsidiaries (other than Collective Mining (USA), Inc.) being current with all corporate filings required to be made under their respective jurisdictions of incorporation and all other jurisdictions in which they exist or carry on any material business, and have all necessary licences, leases, permits, authorizations and other approvals necessary to permit them to conduct their respective business as currently conducted;

11.3	the Underwriters receiving a favourable legal opinion in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, to be delivered to the Underwriters with respect to the material Mineral Titles comprising the Guayabales Project;

11.4	if any of the Initial Shares or Over-Allotment Shares are offered or sold in the United States, the Underwriters shall have received at the Closing Time a customary and favourable legal opinion, dated the Closing Date, of Rutan & Tucker LLP, special United States counsel for the Corporation, addressed to the Underwriters and in form and substance reasonably satisfactory to the Underwriters, to the effect that no registration is required under the U.S. Securities Act in connection with the offer and sale of the Initial Shares and Over-Allotment Shares in the United States; provided, that such offer, sale and delivery of the Initial Shares and Over- Allotment Shares in the United States is made in compliance with this Agreement and the terms set out in Schedule A hereto and provided further that it being understood that no opinion is expressed as to any subsequent resale of any of the Initial Shares or Over-Allotment Shares and provided further that in rendering such opinions, such counsel may rely: (i) as to matters involving the application of laws other than the laws of the United States and jurisdictions in which they are admitted, to the extent such counsel deems proper and to the extent specified in such opinion, if at all, upon an opinion or opinions of other counsel familiar with the applicable laws; and (ii) as to matters of fact, to the extent such counsel deems proper, on (a) certificates or other written statements of officers of the Corporation and (b) the Underwriters’ Certificate attached hereto as Appendix 1 to Schedule A;

11.5	the Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to:

(a)	the constating documents of the Corporation;

(b)	the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Securities, the grant of the Over-Allotment Option and the authorization of this Agreement and the transactions contemplated herein and therein; and

(c)	the incumbency and signatures of signing officers for the Corporation;

11.6	the Underwriters receiving certificates of status and/or compliance, where issuable under Applicable Law, for the Corporation and the Subsidiaries, each dated within one Business Day prior to the Closing Date;

11.7	the Underwriters receiving an auditor’s “bring down” comfort letter dated the Closing Date from the Corporation’s Auditor, in form and substance satisfactory to the Underwriters, on behalf of the Underwriters, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 5.1(c) hereof;

11.8	the Corporation will cause its officers and directors to execute and deliver to the Underwriters signed lock-up agreements, in form and content acceptable to the Underwriters, acting reasonably, on or before the Closing Time, pursuant to which each such person agrees, for a period beginning on the Closing Date and ending 90 days after the Closing Date, not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation, or with the prior written consent of BMO, such consent not to be unreasonably withheld;

11.9	the Underwriters receiving a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, on behalf of the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:

(a)	the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(b)	the Corporation has complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(c)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Securities or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority or the TSX or NYSE; and

(d)	the Prospectus Supplement is true and correct in all material respects and contains no misrepresentation, constitute full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation and its Subsidiaries considered as a whole and do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

11.10	the Underwriters receiving a certificate from TSX Trust Company as to the number of Common Shares issued and outstanding as at the end of the Business Day on the date prior to the Closing Date;

11.11	the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Initial Shares and Over-Allotment Shares on the TSX and NYSE, subject only to satisfaction by the Corporation of standard listing conditions;

11.12	the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time;

11.13	the Underwriters not having exercised any rights of termination set forth herein; and

11.14	the Underwriters having received such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Article 12
Closing

12.1	Location of Closing

The Offering will be completed electronically at the Closing Time.

12.2	Securities

At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters the Initial Shares in electronic form, unless otherwise directed by BMO, on behalf of the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Initial Shares by wire transfer, net of the Commission and expenses of the Underwriters payable by the Corporation as set out in this Agreement.

12.3	Settlement

Except for issuances to purchasers in the United States that are U.S. Accredited Investors (but not Qualified Institutional Buyers) who shall be issued the Initial Shares in a certificated or DRS statement form, the Corporation shall cause the Transfer Agent to issue electronically and register through the non-certificated inventory process, the Initial Shares against payment therefor in the manner as set forth above, such electronic issuance being registered in the name of CDS (or in such other name as the Underwriters, may direct).

Article 13
Closing of the Over-Allotment Option

13.1	Written Notice of Exercise

The Over-Allotment Option may be exercised in whole or in part at any time, and from time to time, until that date which is 30 days following the Closing Date. BMO shall provide written notice to the Corporation of its election to exercise the Over-Allotment Option, which notice will set forth: (i) the aggregate number of Over-Allotment Shares to be purchased; and (ii) the closing date for the Over-Allotment Shares, provided that such closing date shall not be less than two Business Days and no more than seven Business Days following the date of such notice, and in any event not later than the 30th day following the Closing Date.

13.2	Closing

The purchase and sale of the Over-Allotment Shares, if required, shall be completed at such time and place as BMO and the Corporation may agree, and in accordance with Section 13.1 above.

13.3	Securities

At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters the Over-Allotment Shares, in electronic or certificated form, registered as directed by the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Over-Allotment Shares being issued and sold by wire transfer, net of the Commission and any expenses of the Underwriters payable by the Corporation as set out in this Agreement.

13.4	Deliveries

The applicable terms, conditions and provisions of this Agreement (including the provisions Article 11 relating to closing deliveries Article 15 relating to fees and expenses) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Shares pursuant to any exercise of the Over-Allotment Option.

13.5	Adjustments

In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Article 14
Indemnification and Contribution

14.1	The Corporation, its Subsidiaries and affiliates agree to indemnify and save harmless each of the Underwriters, their affiliates and their respective directors, officers, employees, partners, agents, and shareholders, each other person, if any, controlling the Underwriters or any of their subsidiaries (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all any and all losses (other than loss of profits), claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages, liabilities or expenses of whatever nature or kind, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the reasonable fees, expenses and taxes of their counsel (collectively, the “Losses”) that may be incurred in investigating or advising with respect to and/or defending or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) or to which the Indemnified Parties may become subject or otherwise involved in any capacity insofar as such Claims relate to, are caused by, result from, arise out of or are based, directly or indirectly upon: (i) the performance of professional services rendered to the Corporation by the Indemnified Parties under this Agreement or otherwise in connection with the matters referred to in this Agreement; (ii) any breach or alleged breach or non-performance of any representation, warranty or covenant made by the Corporation contained in this Agreement or in any certificate or other document of the Corporation or of any officers thereof delivered under this Agreement or pursuant hereto or the failure of the Corporation to comply with any of their obligations under this Agreement; (iii) any statement or information contained in the Prospectus (other than any statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in such document) containing or being alleged to contain a misrepresentation (for the purposes of Canadian Securities Laws) or being alleged to be untrue, false or misleading; (iv) the non-compliance or alleged non-compliance by the Corporation with any requirement of Canadian Securities Laws; or (v) any order made or inquiry, investigation or proceedings (formal or informal) commenced or threatened by any officer or official of any Governmental Authority based upon the circumstances described in item (iii) above which operates to prevent or restrict trading in or distribution of the Offered Securities or any other securities of the Corporation in any of the Selling Jurisdictions.

14.2	This indemnity shall not be available to any Indemnified Party in relation to any Losses which are determined by a court of competent jurisdiction in a final judgement that has become non- appealable to have resulted solely from the Indemnified Party’s gross negligence, fraud or wilful misconduct. For greater certainty, the Corporation and Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “gross negligence” or “willful misconduct” for purposes of this Section 14.2 or otherwise disentitle the Underwriters from the indemnification provided hereunder.

14.3	If a Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected, acting reasonably, and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Corporation of its obligation of indemnification under this Agreement unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

14.4	No admission of liability and no settlement, compromise or termination of any Claim will be made without the Corporation’s written consent and the written consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c)	the named parties to any such claim include both the Corporation and the Indemnified Party and the Indemnified Party will have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation such that there may be a conflict of interest between the Corporation and the Indemnified Party, in which case such fees and expenses of such counsel to the Indemnified Party will be for the Corporation’s account. The rights accorded to the Indemnified Parties under this Agreement will be in addition to any rights an Indemnified Party may have at common law or otherwise.

14.5	The Corporation will not, without the Indemnified Party’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought under this Agreement (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from liabilities arising out of such action, suit proceeding investigation or claim.

14.6	The Corporation agrees that if any Claim shall be brought or commenced against the Corporation and/or any Indemnified Party and the personnel of such Indemnified Party shall be required to testify in connection therewith or shall be required to participate or respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Indemnified Parties, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party monthly for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Corporation as they occur.

14.7	If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or the Corporation’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will not in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by any Indemnified Parties under this Agreement.

14.8	Provided that the Non-Canadian Underwriter has not terminated and cancelled its obligations to the Corporation in accordance with this Agreement, the Non-Canadian Underwriter agrees that if any Claims are suffered by an Indemnified Party as contemplated by Section 14.1 (and such Claims did not include the Non-Canadian Underwriter on the basis that it did not sign the underwriters’ certificate to the Prospectus and such Claims would have included the Non-Canadian Underwriter if it had signed such certificate) under Section 130 of the Securities Act or the equivalent provisions of the Securities Laws in the other Qualifying Jurisdictions based upon a misrepresentation or alleged misrepresentation (as defined under applicable Securities Laws) in the Prospectus, and such Indemnified Party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such Claims and such Indemnified Party does pay such Claims (the “Liability Amount”), then the Non-Canadian Underwriter shall indemnify such Indemnified Party from and against the Liability Amount for the Non-Canadian Underwriter’s pro rata share of such Liability Amount, on the basis of and assuming that the Non-Canadian Underwriter had signed the underwriters’ certificate to the Prospectus, but only to the extent of its underwriting obligation under Section 18.1 hereto. The Non-Canadian Underwriter shall further indemnify such Indemnified Party, without regard to the final outcome of any such Claims, for the Non-Canadian Underwriter’s pro rata share of any legal and other expenses reasonably incurred and paid by such Indemnified Party in connection with the investigation or defense of any such Claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that the Non-Canadian Underwriter is obligated to indemnify all other Indemnified Parties, “pro rata” will be based on the percentage set forth opposite its name in Section 18.1 hereto. For the avoidance of doubt, the maximum aggregate amount which the Non-Canadian Underwriter is required to indemnify the other Indemnified Parties under this Section 14.8 shall be the lesser of (i) a percentage of the total of the Liability Amount and Indemnified Expenses equal to the percentage set forth opposite the Non-Canadian Underwriter’s name in Section 18.1, and (ii) the total public offering price of the Offered Securities the Non-Canadian Underwriter is required to place or purchase pursuant to Section 18.1 hereto. The amount payable by the Non-Canadian Underwriter to the Indemnified Parties pursuant to this Section 14.8 shall be reduced to the extent that the Non-Canadian Underwriter is required to pay damages directly to plaintiffs under Securities Laws in connection with the Claim or Claims that are the subject matter of the indemnification being sought. Further, the Non-Canadian Underwriter will only be required to make payment to an Indemnified Party pursuant to this Section 14.8 if (i) such Indemnified Party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to Article 14 but has not been fully reimbursed, and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the Indemnified Party) that the Claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or willful misconduct of such Indemnified Party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the Indemnified Party acknowledges, that such Claim to which such Indemnified Party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or willful misconduct of such Indemnified Party then such Indemnified Party shall promptly reimburse to the Non-Canadian Underwriter any Indemnified Expenses. If any Claim is asserted against any Indemnified Party that is or may be subject to indemnification under this Section 14.8, the Indemnified Party will notify the Non-Canadian Underwriter in writing as soon as possible of the particulars of such Claim (but the omission so to notify the Non-Canadian Underwriter of any potential Claim shall not relieve it from any liability which it may have to any Indemnified Party and any omission so to notify the Non-Canadian Underwriter of any actual Claim shall affect its liability only to the extent that the Non-Canadian Underwriter is actually and materially prejudiced by that failure). The Non-Canadian Underwriter agrees that, to the extent it is not a party to such Claim, the other Underwriters will be entitled to conduct the defense of any such action or proceeding brought to enforce such Claim, and the Non-Canadian Underwriter’s liability hereunder shall not be reduced in any way based upon the conduct of such defense unless the Indemnified Parties are determined to be grossly negligent (by a court of competent jurisdiction in a final judgment from which no appeal can be made) in conducting such defense. The Underwriters shall provide the Non-Canadian Underwriter with notice of any material developments in the action or proceeding. With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters other than the Non-Canadian Underwriter shall obtain and hold the rights and benefits of this Section 14.8 in trust for and on behalf of such Indemnified Party.

14.9	The Corporation hereby constitutes BMO as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and BMO agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

14.10	The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Parties.

Article 15

Fees and Expenses

15.1	At the Closing Time and, if applicable, on the Closing of the issuance of any Over-Allotment Shares issued pursuant to any exercise of the Over-Allotment Option, in consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation shall pay to the Underwriters a cash fee equal to: (i) 4.50% of the aggregate gross proceeds received from the sale of the Initial Shares or Over-Allotment Shares, as applicable, other than in respect of the sale of Initial Shares or Over-Allotment Shares, as applicable, to certain investors on the Corporation’s president’s list agreed to between the Corporation and the Lead Underwriter as of the date hereof (the “President’s List Purchasers”); and (ii) 2.25% of the aggregate gross proceeds received from the sale of Initial Shares or Over-Allotment Shares, as applicable, to the President’s List Purchasers (collectively, the “Commission”). The reduced cash fee payable to the Underwriters in respect of President’s List Purchasers shall be applicable to a maximum of $500,000 in gross proceeds.

15.2	Whether or not the Offering is completed, the Corporation will pay all of the expenses of the Offering and all the costs and expenses (the “Underwriters’ Expenses”) incurred by the Underwriters in connection with the Offering including the fees and disbursements of Underwriters’ counsel (up to a maximum of $125,000 plus applicable taxes with respect to Underwriters’ counsel); fees and disbursements of other applicable experts and advisors; reasonable expenses related to roadshows and marketing activities; filing fees; stock exchange fees; out-of-pocket expenses of the Underwriters (including, but not limited to, their travel expenses in connection with due diligence and marketing activities) and taxes on all of the foregoing. The Underwriters’ Expenses and applicable taxes thereon will be paid by the Corporation even if the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless failure of acceptance, or completion or termination is the result of a breach of this Agreement by the Underwriters prior to the date of this Agreement; provided, however, that if the Offering is not completed due to any failure on the Corporation’s part to comply with the terms of this Agreement, the Corporation shall reimburse the Underwriters for all of the Underwriters’ Expenses without regard to the maximum stated above. The Underwriters’ expenses will be netted out of the gross proceeds of the Offering.

Article 16
All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and each of the Corporation and the Underwriters will use its respective commercially reasonable efforts to cause all such conditions to be complied with. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non- compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Article 17

Termination by Underwriters in Certain Events

17.1	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)	Litigation Out

any inquiry, action, suit, proceeding or investigation (whether formal or informal), including matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSX, or NYSE or FSE or securities commission which involves a finding of wrong-doing;

(b)	Regulatory Out

any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Corporation is made or threatened by a securities regulatory authority;

(c)	Material Change Out

there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Base Shelf Prospectus, the Prospectus Supplement or any Prospectus Amendment in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Common Shares or any other securities of the Corporation;

(d)	Disaster Out

there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, plague, disease, pandemic or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Underwriters, or any one of them, might reasonably be expected to have a significant adverse effect on the state of financial markets in Canada or the business, operations or capital of the Corporation (on a consolidated basis) or the market price or value of the Offered Securities; or

(e)	Breach Out

the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

17.2	If this Agreement is terminated by any of the Underwriters pursuant to Section 17.1, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Article 14 or Article 15.

17.3	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under Article 17 shall not be binding upon the other Underwriters.

17.4	Notwithstanding the foregoing and for the avoidance of doubt, this Agreement may be terminated at any time at or prior to the Closing Time upon the mutual written agreement of the Corporation and the Underwriters if the parties hereto decide not to proceed with the Offering.

Article 18
Obligations of the Underwriters to be Several

18.1	Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Securities shall be several, and not joint, nor joint and several, and shall be as to the following percentages of the Offered Securities to be purchased by the Underwriters:

BMO Nesbitt Burns Inc.	36.50%
Scotia Capital Inc.	31.00%
Clarus Securities Inc.	15.00%
Canaccord Genuity Corp.	5.00%
Roth Canada, Inc.	5.00%
Jett Capital Advisors, LLC	3.75%
Ventum Financial Corp.	3.75%

18.2	If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase of the Offered Securities which such Underwriter has agreed to purchase hereunder (the “Default Securities”) for any reason whatsoever at the Closing Time, or the closing time(s) on the closing date(s) of the Over-Allotment Option, as applicable, and (i) if the number of Default Securities does not exceed 10% of the number of Offered Securities to be purchased hereunder on such date, the other non- Refusing Underwriters (the “Continuing Underwriters”) shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the Offered Securities which the Refusing Underwriter fails to purchase, in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all Continuing Underwriters; or (ii) if the number of Default Securities exceeds 10% of the number of Offered Securities to be purchased on such date, the Continuing Underwriters shall be entitled, at their option, to purchase all but not less than all of the Offered Securities which would otherwise have been purchased by the Refusing Underwriter on a pro rata basis according to the number of Offered Securities to have been acquired by the Continuing Underwriters hereunder or on such other basis as the Continuing Underwriters may agree. If the Continuing Underwriters do not elect to purchase the balance of the Offered Securities pursuant Article 18, then the Corporation shall have the right to either (i) proceed with the sale of the Offered Securities (less the Default Securities) to the Continuing Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Article 14 and Article 15 in respect of the Continuing Underwriters.

18.3	No action taken pursuant to Section 18.2 shall relieve any Refusing Underwriter from liability in respect of its default to the Corporation or to any Continuing Underwriter.

18.4	Nothing in Article 18 or Article 17 shall oblige the Corporation to sell to any or all of the Underwriters less than all of aggregate amount of the Offered Securities.

Article 19
Notices

19.1	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

(a)	in the case of the Corporation, to:

Collective Mining Ltd.
82 Richmond Street East
Toronto, ON M5C 1P1

Attention:	Paul Begin, Chief Financial Officer
Email:	[Redacted – Personal Information]

with a copy of any such notice to:

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, ON M5H 3C2

Attention:	David Gardos
Email:	[Redacted – Personal Information]

(b)	in the case of the Underwriters, to:

BMO Nesbitt Burns Inc.
100 King Street West, 5th Floor
Toronto, ON M5X 1H3

Attention:	Ilan Bahar, Managing Director & Co-Head, Global Metals & Mining
Email:	[Redacted – Personal Information]

and

Scotia Capital Inc.
40 Temperance Street, 6th Floor
Toronto, ON M5H 0B4

Attention:	Matthew Hind, Managing Director and Head, Global Mining and Metals
Email:	[Redacted – Personal Information]

and

Clarus Securities Inc.
130 King Street West, Suite 3640
Toronto, ON M5X 1A9

Attention:	Robert Orviss, Managing Director
Email:	[Redacted – Personal Information]

and

Canaccord Genuity Corp.
40 Temperance Street, Suite 2100
Toronto, ON M5H 0B4

Attention:	Matt Reimer, Director
Email:	[Redacted – Personal Information]

and

Roth Canada, Inc.
130 King Street West, Suite 1921
Toronto, ON M5X 2A4

Attention:	Michael Tait, Head of Investment Banking
Email:	[Redacted – Personal Information]

and

Jett Capital Advisors, LLC
712 5th Avenue, 11th floor
New York, NY 10019

Attention:	Joseph Riggio, Partner, CEO
Email:	[Redacted – Personal Information]

and

Ventum Financial Corp.
181 Bay Street, Suite 2500
Toronto, ON M5J 2T3

Attention:	Asad Said, Senior Vice President, Capital Markets
Email:	[Redacted – Personal Information]

with a copy of any such notice to:

Miller Thomson LLP
40 King Street, Suite 6600
Toronto, ON M5H 3S1

Attention:	Andrew Powers and Alex Bruvels
Email:	[Redacted – Personal Information]

19.2	The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by electronic copy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first Business Day following the day on which it is sent.

Article 20
Miscellaneous

20.1	Actions of Underwriters

Except with respect Article 14, Article 17 and Article 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by BMO and the Underwriters shall in good faith discuss with each other the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

20.2	Successors and Assigns

This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

20.3	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

20.4	Time of the Essence

Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

20.5	Interpretation

The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Securities.

20.6	Survival

All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is three years following the Closing Date. Notwithstanding the preceding sentence, Article 14 shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of Applicable Law. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

20.7	Electronic Copies

Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

20.8	Severability

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

20.9	Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

20.10	Several and Joint

In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

20.11	Market Stabilization Activities

In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time. of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

20.12	No Fiduciary Duty

The Corporation acknowledges that in connection with the Offering, the Underwriter: (i) have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Corporation or any other person, (ii) owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) may have interests that differ from those of the Corporation. The Corporation waives to the full extent permitted by Applicable Law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

20.13	Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the bid letter between the Corporation and BMO dated October 1, 2025 and the upsize letter dated October 2, 2025. This Agreement may be amended or modified in any respect by written instrument only.

20.14	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

BMO NESBITT BURNS INC.
Per:	(signed) Ilan Bahar
Ilan Bahar Managing Director & Co-Head, Global Metals & Mining

SCOTIA CAPITAL INC.
Per:	(signed) Matthew Hind
Matthew Hind Managing Director and Head, Global Mining and Metals

CLARUS SECURITIES INC.
Per:	(signed) Robert Orviss
Robert Orviss Managing Director

CANACCORD GENUITY CORP.
Per:	(signed) Matt Reimer
Matt Reimer Director, Investment Banking

ROTH CANADA, INC.
Per:	(signed) Michael Tait
Michael Tait Managing Director, Head of Investment Banking

JETT CAPITAL ADVISORS, LLC
Per:	(signed) Joseph Riggio
Joseph Riggio Partner, CEO

VENTUM CAPITAL CORP.
Per:	(signed) Asad Said
Asad Said Senior Vice President, Capital Markets

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

COLLECTIVE MINING LTD.
Per:	(signed) Paul Begin
Paul Begin Chief Financial Officer

Schedule A
COMPLIANCE WITH UNITED STATES SECURITIES LAWS

1.	Capitalized terms used in this Schedule A and not defined in this Schedule A shall have the meanings given in the Underwriting Agreement to which this Schedule A is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of such Offered Securities;

“Disqualification Event” has the meaning ascribed thereto in Section 2(g);

“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States, or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last Business Day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published on the Internet or in any newspaper, magazine or similar media or broadcast over television, radio or on the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Issuer Covered Person” has the meaning ascribed thereto in Section 2(g);

“Offshore Transaction” means “offshore transaction” as defined in Rule 902(h) of Regulation S;

“Regulation D Securities” has the meaning ascribed thereto in Section 2(g);

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

“U.S. Purchaser” means any purchaser of the Offered Securities that is, or is acting for the account or benefit of, a person in the United States, or any person offered the Offered Securities in the United States.

2.	The Corporation represents, warrants and covenants to the Underwriters and U.S. Affiliates that, as of the date of this Agreement and as at the Closing Time and any closing time for the Over- Allotment Option:

(a)	the Corporation is, and at Closing will be, a Foreign Issuer, and there is no Substantial U.S. Market Interest with respect to the Offered Securities or the Common Shares;

(b)	none of the Corporation, its affiliates (as defined in Rule 405 under the U.S. Securities Act) or any person acting on any of their behalf (except for the Underwriters, their respective U.S. Affiliates and any person acting on any of their behalf, as to whom no representation, warranty or covenant is made) (i) has engaged or will engage in any Directed Selling Efforts, (ii) has taken or will take any action in violation of Regulation M under the U.S. Exchange Act, (iii) has taken or will take any action that would cause the exemptions afforded by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States to be unavailable for offers and sales of Offered Securities in the United States in accordance with this Schedule A, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities in Offshore Transactions in accordance with the Underwriting Agreement, or (iv) has engaged in or will engage in any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act with respect to offers or sales of the Offered Securities in the United States;

(c)	the Corporation has not, within the period beginning 30 calendar days prior to the commencement of the Offering, offered or sold any securities, and will not, during the Offering and within the period ending 30 calendar days following the closing of the Offering, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemptions from registration pursuant to Rule 506(b) of Regulation D or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States or the exclusion from registration set forth in Rule 903 of Regulation S, to become unavailable with respect to the offer and sale of the Offered Securities;

(d)	except with respect to offers to U.S. Accredited Investors and/or Qualified Institutional Buyers pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States, in each case in accordance with this Schedule A and pursuant to the terms of this Agreement, none of the Corporation, any of its affiliates, or any person acting on any of their behalf has made or will make (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities in the United States, or (B) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Corporation, its affiliates an any person acting on any of their behalf reasonably believe that the purchaser is outside the United States;

(e)	the Corporation is not, and after giving effect to the offer and sale of the Offered Securities and the application of the proceeds as described in the Prospectus, will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act;

(f)	upon receipt of a written request from a purchaser that is in the United States, the Corporation shall make a determination if the Corporation is a “passive foreign investment company” (a “PFIC”) within the meaning of section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), during any calendar year following the purchase of Offered Securities by such purchaser, and if the Corporation determines that it is a PFIC during such year, the Corporation will provide to such purchaser, upon written request, all information that would be required to permit a United States shareholder to make an election to treat the Corporation as a “qualified electing fund” for the purposes of the Code;

(g)	with respect to Offered Securities to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Securities”), if any, none of the Corporation, any of its predecessors, any affiliated issuer issuing Regulation D Securities, any director, executive officer or other officer of the Corporation participating in the offering of Regulation D Securities, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Regulation D Securities (but excluding any Dealer Covered Person, as to whom no representation, warranty or covenant is made) (each, an “Issuer Covered Person”) is subject to any disqualifications described under Rule 506(d)(1)(i) to (viii) of Regulation D (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under Regulation D. The Corporation has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. If applicable, the Corporation has complied with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Underwriters and their U.S. Affiliates a copy of any disclosures provided thereunder;

(h)	at the Closing Time and any closing time for the Over-Allotment Option, the Corporation is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Offered Securities; the Corporation will notify the Underwriters in writing, prior to the Closing Date and any closing date for the Over-Allotment Option, of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person;

(i)	none of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

(j)	the Corporation will, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of the Offered Securities, including, if applicable, filing a Form D with the SEC; and

(k)	neither the Corporation nor any predecessor of the Corporation has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

3.	Each of the Underwriters, severally and not jointly, represents and warrants to the Corporation, as of the date of this Agreement, the Closing Time and any closing time of the Over-Allotment Option, that:

(a)	it acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable U.S. state securities laws and may not be offered or sold in the United States, except pursuant to transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, it has offered for sale, and will offer for sale, the Offered Securities forming part of its allotment only (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 3(b) through 3(m) below. None of it, its U.S. Affiliate or any person acting on any of their behalf, has made or will make (except as permitted in paragraphs 3(b) through 3(m) below): (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities in the United States; or (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or it, its U.S. Affiliate or any person acting on any of their behalf reasonably believed that such purchaser was outside the United States. None of it, its U.S. Affiliate, or any person acting on any of their behalf has engaged or will engaged in any Directed Selling Efforts;

(b)	it has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities, except with its U.S. Affiliate, a Selling Firm or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and each Selling Firm appointed by it to agree, for the benefit of the Corporation, to be bound by and to comply with, and shall use its commercially reasonable efforts to ensure that its U.S. Affiliate and each Selling Firm appointed by it complies with, the provisions of this Schedule A as if such provisions applied to such U.S. Affiliate or Selling Firm;

(c)	all offers and sales of Offered Securities in the United States by such Underwriter have been and shall be made directly or through such Underwriter’s U.S. Affiliate, as applicable, in compliance with all applicable U.S. federal and state broker-dealer requirements. Such Underwriter or U.S. Affiliate, as applicable, is and will be, on the date of each offer or sale of Offered Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state’s registration requirements) and a member in good standing with the Financial Industry Regulatory Authority, Inc;

(d)	it, and, if applicable, its U.S. Affiliate have not solicited and will not solicit, either directly or through a person acting on its or their behalf, offers for, and have not offered to sell and will not offer to sell, Offered Securities in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e)	immediately prior to soliciting any offerees of Offered Securities in the United States, such Underwriter, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree solicited by it pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and at the time of completion of each sale of Offered Securities in the United States, such Underwriter, its U.S. Affiliate, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each purchaser thereof is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable;

(f)	each offeree of Offered Securities solicited by it that is in the United States shall be provided with a copy of the U.S. Private Placement Memorandum and each purchaser of Offered Securities from the Corporation that is in the United States shall be provided, prior to the time of its purchase of any Offered Securities, with a copy of the U.S. Private Placement Memorandum and no other written material will be used in connection with the offer and sale of the Offered Securities in the United States;

(g)	at least one Business Day prior to the Closing Time or any closing time for the Over- Allotment Option, the Corporation and its transfer agent will be provided with a list of all purchasers of the Offered Securities in the United States solicited by it;

(h)	prior to any sale of Offered Securities by the Corporation to a U.S. Purchaser, it shall cause each such U.S. Purchaser to execute and deliver Subscription Agreement for U.S. Accredited Investors in the form attached as Exhibit I to the U.S. Private Placement Memorandum;

(i)	at the Closing Time and any closing time of the Over-Allotment Option, such Underwriter, together with its U.S. Affiliate, if applicable, that offered the Offered Securities for sale by the Corporation in the United States, will provide a certificate, substantially in the form of Appendix 1 to this Schedule relating to the manner of the offer of the Offered Securities sale by the Corporation in the United States or will be deemed to have represented and warranted that none of it, its affiliates or any person acting on its or their behalf has offered the Offered Securities sale by the Corporation in the United States;

(j)	neither it, nor any of its affiliates or any person acting on any of their behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities;

(k)	none of it, its affiliates or any person acting on any of their behalf has engaged or will engage in any action that would cause the exemptions from the registration requirements of the U.S. Securities Act provided by: (A) Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, to be unavailable for offers and sales of the Offered Securities in the United States, or (B) the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities outside the United States in Offshore Transactions;

(l)	it will inform, and will cause its U.S. Affiliate to inform, all purchasers of the Offered Securities in the United States solicited by it, by delivery of the U.S. Private Placement Memorandum, that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act and are being offered and sold to them without registration under the U.S. Securities Act in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by: Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, and similar exemptions under applicable securities laws of any state of the United States; and

(m)	as of the Closing Date and any closing date of the Over-Allotment Option, with respect to the Regulation D Securities offered by such Underwriter (if any), none of it, its U.S. Affiliate, or any of its or its U.S. Affiliate’s directors, executive officers, general partners, managing members or other officers participating in the offering of Regulation D Securities, any of its or its U.S. Affiliate’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities, or any other person associated with any of the above persons that has been or will be paid, directly or indirectly, remuneration for solicitation of purchasers of Regulation D Securities (each, a “Dealer Covered Person” and, together, “Dealer Covered Persons”), is subject to any Disqualification Event except for a Disqualification Event (i) covered by Rule 506(d)(2)(i) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date or any closing date of the Over-Allotment Option. As of the Closing Date and any closing date of the Over-Allotment Option, such Underwriter represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

Appendix 1
To Schedule A
Underwriters’ Certificate

In connection with the private placement in the United States of Offered Securities of Collective Mining Ltd. (the “Corporation”) pursuant to the underwriting agreement dated October 3, 2025, between the Corporation and the Underwriters named in the underwriting agreement (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(a)	the U.S. Affiliate is a duly registered broker or dealer with the United States Securities and Exchange Commission, and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date of this certificate and on the date of each offer of Offered Securities made by it in the United States for sale by the Corporation, and all offers of the Offered Securities made by it in the United States for sale by the Corporation have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(b)	each offeree and purchaser of Offered Securities solicited by such Underwriter that is in the United States was, prior to the sale of Offered Securities by the Corporation to such purchaser, provided with a copy of the U.S. Private Placement Memorandum, and we have not used any written material other than the U.S. Private Placement Memorandum in connection with the offer and sale of the Offered Securities in the United States;

(c)	immediately prior to our transmitting the U.S. Private Placement Memorandum to offerees of Offered Securities in the United States we had reasonable grounds to believe, and did believe, that each offeree was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, with whom we or the Corporation, as applicable, have a pre-existing relationship, and on the date of this certificate we continue to believe that each purchaser of the Offered Securities purchasing from the Corporation as a Substituted Purchaser is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable;

(d)	no form of General Solicitation or General Advertising was used by such Underwriter in connection with the offer or sale of the Offered Securities in the United States;

(e)	in connection with each sale of Offered Securities by the Corporation in the United States, we caused each such U.S. Purchaser to execute and deliver a Subscription Agreement for U.S. Accredited Investors in the form of Exhibit I attached to the U.S. Private Placement Memorandum;

(f)	no Directed Selling Efforts were engaged in by such Underwriter with respect to the offer of the Offered Securities by us for sale by the Corporation;

(g)	with respect to the Regulation D Securities offered by such Underwriter (if any), none of its Dealer Covered Persons is subject to any Disqualification Event;

(h)	neither we nor any of our affiliates have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Securities; and

(i)	the offering of the Offered Securities in the United States has been conducted by such Underwriter in accordance with the Underwriting Agreement, including Schedule A to the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule A thereto.

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Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule A to the Underwriting Agreement).

DATED the ● day of ●, 2025.

[UNDERWRITER]		[U.S. AFFILIATE]

Per:		Per:
	Name: Title:		Name : Title: